UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Compugen Ltd.

On January 8, 2024, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”), and incorporated herein by reference, announcing that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2).

On January 8, 2024, the Company issued a press release, a copy of which is furnished as Exhibit 99.2 (the “Milestone Press Release”), and incorporated herein by reference, announcing that a $10 million milestone payment to the Company from AstraZeneca was triggered after the first patient was dosed in AstraZeneca’s ARTEMIDE-Bil01 trial with rilvegostomig.

With the exception of the quotes attributable to Anat Cohen-Dayag, Ph.D., in the Milestone Press Release, information incorporated by reference in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-270985.

Exhibit
Number	Description of Exhibit

99.1	Press Release dated January 8, 2024 – “Compugen Regains Compliance with Nasdaq Minimum Bid Price Requirement.”
99.2	Press Release dated January 8, 2024 – “Compugen to Receive $10 Million Milestone Payment Following Dosing of First Patient in AstraZeneca Phase 3 Rilvegostomig Trial in Biliary Tract Cancer.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: January 8, 2024	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel